Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Formation
I.D. Systems, Inc.	Delaware
Asset Intelligence, LLC	Delaware
Keytroller, LLC	Delaware
Main Street 2000 (PTY) Ltd.	South Africa
Movingdots GmbH	Germany
PowerFleet GmbH	Germany
PowerFleet Systems Ltd	United Kingdom
PowerFleet Israel Ltd.	Israel
Pointer Telocation Ltd.	Israel
Pointer Argentina S.A. (1)	Argentina
Pointer Recuperación de México, S.A. de C.V. (2)	Mexico
Pointer Logistica y Monitoreo, S.A. de C.V. (2)	Mexico
Pointer do Brasil Comercial Ltda.	Brazil
Pointer Telocation India	India
Pointer SA (PTY) Ltd. (3)	South Africa

(1)	The Company indirectly holds 99.64% of the issued and outstanding shares of Pointer Argentina S.A.

(2)	The Company indirectly holds 99.99% of the issued and outstanding capital stock of Pointer Recuperación de México, S.A. de C.V. and Pointer Logistica y Monitoreo, S.A. de C.V.

(3)	The Company indirectly holds 88% of the issued and outstanding shares of Pointer SA (PTY) Ltd.